EXHIBIT 99.2




           SHAWMUT                                 777 Main Street
           NATIONAL                                Hartford, Connecticut  06115
           CORPORATION                             One Federal Street
                                                   Boston, Massachusetts  02211

           Contact:
             Brent S. Di Giorgio  FOR IMMEDIATE RELEASE  Laurie Norris
             Shawmut National Corp.                      Northeast Savings, F.A.
             (203) 240-7632                              (203) 280-1043

              SHAWMUT NATIONAL TO PURCHASE 10 BRANCHES OF NORTHEAST SAVINGS

           HARTFORD, Conn. and BOSTON, Mass., February 10, 1994 -- Shawmut National Corporation (NYSE:SNC) and Northeast Federal Corp. (NYSE: NSB) announced today the signing of a definitive agreement for the acquisition by Shawmut of 10 Northeast Savings branches located in Eastern Massachusetts and in Rhode Island. Five of the branches to be purchased are in Massachusetts and five are in Rhode Island.

           Deposits held in these branches totaled approximately $427 million as of December 31, 1993. Shawmut will pay a premium of 3 percent to Northeast Savings for deposits on hand in these branches at the time of closing. The transaction is expected to close by the end of the second quarter of 1994 and is subject to regulatory approval.

           "These branches will strengthen Shawmut's franchise in key markets and will add significantly to our deposit base," said Joel B. Alvord, chairman and chief executive officer of Shawmut National Corporation. The acquisitions will add approximately $279 million to Shawmut's deposit base in Massachusetts and $148 million to Shawmut's deposit base in Rhode Island.

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           Shawmut Acquires 10 Northeast Branches
           Page Two

           "Customers in these branches will benefit from this purchase as they will have available to them a broader array of products, like mutual funds, business loans, and trust services, as well as the convenience of banking at an extensive New England branch network and use of a 24-hour information service, 1-800-SHAWMUT," Alvord added.

           Kirk W. Walters, president and chief executive officer of Northeast Federal Corp., said , "Our sale of the 10 branches strengthens our financial position and should enhance our profitability. The sale will also permit Northeast to focus its resources on four significant markets: the capital region of New York State; Hartford , Connecticut; and Springfield and Worcester, Massachusetts." When the transaction is finalized, Northeast will operate 38 branches, 32 of which are in those markets.

           Walters said the agreement announced today represents a "win, win" situation for both companies as well as the customers of the 10 branches. "For Northeast, the opportunity to target areas of strongest potential is consistent with the company's overall strategic plan. Our focus continues to be on originating residential mortgage loans and gathering retail deposits through our branch network. The customers will benefit from Shawmut's extensive branch network and small business related services."

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           Shawmut Acquires 10 Northeast Branches
           Page Three

           The branches Shawmut will acquire from Northeast in Massachusetts are located in Boston, Newtonville, Watertown, Randolph and Stounghton. In Rhode Island, the branches to be acquired are located in East Providence, North Providence, Warwick and Cranston (2).

           Shawmut National Corporation is a $27 billion banking company serving the financial needs of business, consumers and institutions through 276 branches in Connecticut, Massachusetts and Rhode Island. It also provides financial services to corporate customers, correspondent banks and government units throughout New England and in select national markets.

           Northeast Savings is one of the largest thrift institutions based in New England, with 160 years of continuous service to its customers. After the completion of this transaction, Northeast Savings will have branches in New York, Connecticut, Massachusetts, and Southern California.

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